Exhibit 99.39

Mayfair Gold Files Technical Report for Fenn-Gib Gold Project

VANCOUVER, British Columbia, October 8, 2025 - Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold” or the “Company”) (TSX-V:MFG; OTCQX:MFGCF) is pleased to announce that it has filed a technical report prepared in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects for the Fenn-Gib Gold Project located in the Timmins Gold District in Northeastern Ontario. The report is titled “National Instrument 43- 101 Technical Report- Mineral Resource Estimate Update Fenn-Gib Project, Ontario, Canada” A copy of the technical report is available under the Company’s profile on SEDAR+.

The prior Nl 43-101 Technical Report for the Fenn-Gib project was filed on July 26, 2023, with an effective date of April 6, 2023. The effective date of this updated mineral resource estimate is September 3, 2024. The assay cut-off date for drill holes included in the mineral resource was April 30, 2024. The gold price in this updated technical report was increased from US$ 1, 765/oz Au (used in the prior technical report) to US$ 2,000/oz Au but all other costs and recoveries are unchanged. The increase in metal price resulted in lowering the cut-off grade from 0.4 g/t Au to 0.3 g/t Au and increased the footprint of the resource pit shell. In addition, this new technical report adds further detail relating to the Mineral Processing and Metallurgical Testing completed to date as follow-on from the news release dated 27 May 2025. This mineral resource and metallurgical results will support the pre-Feasibility Study that is currently underway and expected to be released later in 2025.

This technical report was prepared by T. Maunula & Associates Consulting Inc. and Haggarty Technical Services Corporation.

About Mayfair Gold

Mayfair Gold is a Canadian mineral exploration company focused on advancing the 100% controlled Fenn-Gib gold project in the Timmins region of Northern Ontario. The Fenn-Gib gold deposit is Mayfair’s flagship asset and currently hosts an updated Nl 43-101 open pit constrained mineral resource estimate with an effective date of September 3, 2024 with a total Indicated Resource of 181.3M tonnes containing 4.3M ounces at a grade of 0.74 g/t Au and an Inferred Resource of 8.92M tonnes containing 0.14M ounces at a grade of 0.49 g/t Au at a 0.30 g/t Au cut-off grade.

Cautionary Notes to U.S. Investors Concerning Resource Estimates.

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources” and ‘‘mineral resources” used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with Nl 43-101 under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). The CIM Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under Nl 43-101 and the CIM Standards. Accordingly, the Company’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had the Company prepared the information under the standards adopted under the SEC Modernization Rules.

Forward Looking Information

This news release contains forward-looking information which reflects management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities. Forward-looking statements in this news release include, but are not limited to, statements regarding the design, development and execution of the Fenn-Gib Gold Project, the timing for completion of the PFS, the advancement of the Fenn-Gib Gold Project to operation and the timing thereof, the advancing of environmental approvals, permits and project designs, mitigate the upfront capital requirements, reduce execution risk and accelerate cash flow generation the ability of the Company to mitigate upfront capital requirements, reduce execution risk and accelerate cash flow generation, and the ability of the Company to commence detailed engineering work immediately following completion of the PFS. Forward-looking information is based on various reasonable assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; that the Company can access financing, appropriate equipment and sufficient labour; and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, gold price fluctuations; uncertain political and economic environments; and changes in laws or policies.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws. The forward-looking statements reflect management’s beliefs, opinions and projections as of the date of this news release.

Neither the TSXVenture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to: Nicholas Campbell, CEO, Mayfair Gold Corp., 489 McDougall St, Matheson, ON POK 1 NO Canada, +1 (855) 350-5600, info@mayfairgold.ca.